JPMORGAN CHASE & CO.

April 2009

Pricing Sheet dated April 23, 2009 relating to
Preliminary Terms No. 9 dated March 30, 2009 to
Registration Statement No. 333-155535
Filed pursuant to Rule 433

# STRUCTURED INVESTMENTS

## Opportunities in Equities

## Auto-Callable Securities due April 29, 2011

### Based on the Price of Shares of the iShares® FTSE/Xinhua China 25 Index Fund

**PRICING TERMS – April 23, 2009**

| | |
|---|---|
| **Issuer:** | JPMorgan Chase & Co. |
| **ETF Shares:** | Shares of the iShares® FTSE/Xinhua China 25 Index Fund |
| **Underlying Index:** | The FTSE/Xinhua China 25 Index |
| **Aggregate principal amount:** | $7,973,200 |
| **Stated principal amount:** | $10 per security |
| **Maturity date:** | April 29, 2011 |
| **Determination dates:** | #1: May 4, 2010 #2: October 26, 2010 Final: April 26, 2011 |
| **Early redemption payment:** | If, on either of the first two determination dates, the closing price of one ETF Share is greater than the initial share price, the securities will be automatically redeemed on the sixth business day following the related determination date for the respective cash payment, which we refer to as the early redemption amount, as follows:<br>▪ 1st determination date: $12.10<br>▪ 2nd determination date: $13.15 |
| **Payment at maturity (per security):** | If the securities have not previously been redeemed, you will receive at maturity a cash payment as follows:<br>If the final share price is:<br>▪ Greater than the initial share price:<br>*$14.20*<br>▪ Less than or equal to the initial share price but greater than or equal to the downside protection price of 90% of the initial share price:<br>*$10 stated principal amount*, or<br>▪ Less than the downside protection price of 90% of the initial share price:<br>*$10 times the share performance factor, plus $1.00*<br>*This payment may result in a loss of up to 90% of your investment.* |
| **Downside protection price:** | 90% of the initial share price |
| **Share performance factor** | final share price / initial share price |
| **Initial share price:** | $31.67, the closing price of one ETF Share on the pricing date, divided by the adjustment factor |
| **Final share price:** | The closing price of one ETF Share on the final determination date |
| **Adjustment Factor:** | Set equal to 1.0 on the pricing date, subject to adjustment under certain circumstances. See "General Terms of Securities — Anti-Dilution Adjustments" in the accompanying product supplement no. MS-3-A-I. |
| **Issue price:** | $10 per security (see "Commissions and Issue Price" below) |
| **Pricing date:** | April 23, 2009 |
| **Original issue date:** | April 30, 2009 (5 business days after the pricing date) |
| **CUSIP:** | 46625H340 |
| **ISIN:** | US46625H3407 |
| **Listing:** | The securities will not be listed on any securities exchange. |
| **Agent:** | J.P. Morgan Securities Inc. ("JPMSI") |

| **Commissions and Issue Price:** | **Price to Public**(1)(2) | **Fees and Commissions**(1)(2)(3) | **Proceeds to Company** |
|---|---|---|---|
| **Per security** | $10 | $0.25 | $9.75 |
| **Total** | $7,973,200 | $199,330 | $7,773,870 |

(1) *The price to the public includes the estimated cost of hedging our obligations under the securities, which includes the expected cost of providing such hedge as well as any profit our affiliates expect to realize in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on PS-19 of the accompanying product supplement no. MS-3-A-I.*

(2) *The actual price to public and commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor. The lowest price payable by an investor is $9.95 per security. Please see "Syndicate Information" on page 6 of the accompanying preliminary terms for further details.*

(3) *JPMSI, acting as agent for JPMorgan Chase & Co., received a commission of $0.25 per security and used all of that commission to allow selling concessions to Morgan Stanley & Co. Incorporated ("MS & Co."). See "Underwriting" beginning on page PS-56 of the accompanying product supplement no. MS-3-A-I.*

*The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The securities are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

**YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE PRELIMINARY TERMS DESCRIBING THE OFFERING, RELATED PRODUCT SUPPLEMENT NO MS-3-A-I. PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW.**

Preliminary Terms No. 9 dated March 30, 2009: http://www.sec.gov/Archives/edgar/data/19617/000089109209001335/e34969fwp.pdf
Product supplement no. MS-3-A-I dated March 27, 2009: http://www.sec.gov/Archives/edgar/data/19617/000089109209001274/e34939-424b2.pdf
Prospectus supplement dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf
Prospectus dated November 21, 2008: http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (866) 477-4776.